

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re: eBullion, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Business" section starting on page 13. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We are unable to locate the disclosure required by Item 201 of Regulation S-K. Please revise your disclosure as appropriate or advise.

Prospectus Summary, page 1

Business Overview, page 1

4.   We note your disclosure that Man Loong licenses its electronic trading platform from True Technology. Please clearly identify the parties that own True Technology and their relationships to you.

Risk Factors, page 4

5.   Please clarify that you have included all material risks in this section and revise your disclosure as appropriate. In addition, please revise your disclosure to add a risk factor, as applicable, to address the risks relating to the limited prior experience of your management in operating a public company.

6.   We note your discussion of the risks to your trade commissions related to economic conditions under the risk factor entitled "Our revenue is based upon Man Loong's trade commissions . . . " on page 4 and the risks to your commissions from your role as a service provider due to competition under the risk factor entitled "A substantial portion of our revenue and operating profits . . . " on page 4. Please revise your disclosure to clarify whether you are discussing different commissions in each of these risk factors or whether these risk factors are discussing the same commissions. Please also revise your disclosure to consistently identify the portion of your revenue that is derived from such commissions.

Man Loong may be exposed to unidentified or unexpected risks . . . , page 4

7.   We note your disclosure that "Man Loong relies on a combination of technical and human controls and supervision to protect it against certain risks" and that "Man Loong may elect to adjust its risk-management policies to allow for an increase in risk tolerance." Please revise your disclosure to identify the certain risks that you are referencing and to further explain how and when Man Loong may adjust its risk management policies.

<u>We do not own the trading platform upon which our business operates . . . , page 5</u>

8.   We note your statement that the license agreement wherein Man Loong licenses the software that is utilized to run its electronic trading platform "can be terminated upon [y]our breach of the terms of the agreement." However, on page 20, we note your disclosure that "True Technology has the right to terminate the License Agreement . . . at any time." Please revise your disclosure, as appropriate, to clarify the risk regarding the termination of the license agreement by True Techology.

<u>Man Loong's operations will be dependent upon its ability to protect . . . , page 7</u>

9.   We note that your risk factor discusses your pending and existing patents. However, on page 20, the discussion regarding your intellectual property does not include a discussion of such patents. Please revise your disclosure as appropriate.

<u>Business, page 13</u>

10.   Please discuss in greater detail how the company facilitates trades on behalf of nonmembers. For example, please discuss whether the company acts as an agent for buyers or sellers or both. Also, discuss whether the company facilitates trades between buyers and sellers where an initial spot contract is entered into between such parties; also discuss the principal terms of these agreements. If the company is facilitating trades where buyers and sellers acquire or dispose of existing spot contracts, please describe the principal terms of such contracts including when such contracts were initially entered compared to their settlement date.

11.   Please discuss whether there are any intermediaries involved in these transactions that act as a clearing house or assume counterparty risk.

12.   Please discuss how commissions are paid to the company and what determines the amount of each commission.

13.   Please describe in greater detail the spot market in the Hong Kong market.

14.   Please discuss in greater detail the settlement of the spot contracts that the company facilitates trades. Please discuss whether your clients or buyers take physical possession of the commodities and discuss the company's involvement in this process, if any.

Chinese Gold and Silver Trading Society, page 15

15.   We note your disclosure on page 17 of the trading hours for the electronic trading platform and that "electronic trading lasts 19.5 hours." However, on page 17 and elsewhere, you disclose that you provide "effective 24-hour access to the bullion market through Man Loong's electronic trading platform." Please revise your disclosure as appropriate or advise.

Our Products, Services and Customers, page 18

16.   We note your statement that "[r]ecently, all of Man Loong's revenue is derived from commissions" and that "in the past [Man] Loong has been a counterparty for certain limited trading activity." Please revise your disclosure to clarify how Man Loong acted as a counterparty in such transactions, when Man Loong's business as a counterparty in these transactions ceased, how much of Man Loong's revenues during the prior fiscal year were derived from such business and whether Man Loong may continue this business in the future.

17.   We note your disclosure that Man Loong "contracts with agents who pay Man Loong a fixed commission on each precious metal spot contract trade that their customers execute." Please revise your disclosure to describe your network of agents. For example only, please disclose the number of agents with whom you have entered into agreements and the geographic regions covered by your agents. Please also describe the key terms of the contracts between you and your agents.

18.   We note your disclosure that a spot contract is a contract to buy or sell a commodity on the transaction date at the spot price. Please disclose whether the settlement date occurs within a couple of days of the trade date. Also, clearly disclose whether spot contracts are the only type of contracts in which the company facilitates trades. In addition, affirmatively disclose whether the company facilitates trades in futures contracts, forwards contracts or swaps.

19.   We note your disclosure that substantially all of Man Loong's past revenue was derived from commissions that it earned from executing trades for third parties. Please discuss in greater detail the other sources of revenues.

Our Electronic Trading Services, page 18

20.   We note your disclosure that Man Loong's platform allows customers to acquire and dispose of their spot contracts. Please disclose whether these spot contracts have a settlement date that is within a couple of days of the trade date.

21.   We note your disclosure that Man Loong licenses its trading platform from True Technology. We also note that Man Loong entered into an agreement on April 1, 2013

with True Technology Company Limited for the provision of hosting services. Please revise your disclosure to clarify whether the trading platform license is included in the agreement executed on April 1, 2013. We may have further comment.

Research and Development, page 20

22.   We note your disclosure regarding the efforts of Man Loong to determine customer demands. Please revise your disclosure to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Intellectual Property, page 20

23.   We note your disclosure that you have entered into confidentiality agreements with your employees and independent contractors. Please revise your disclosure to identify and discuss the material provisions of these confidentiality agreements.

24.   We note your disclosure regarding your Software Development License and Maintenance Agreement with True Technology. Please revise your disclosure to provide the duration of the agreement and the license granted therein. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 23

25.   We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of eBullion, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also, Item 303 of Regulation S-K.

26.   You disclose that an agency agreement with a shareholder expired on September 1, 2012. Please revise your filing to disclose the impact this expired agreement will have on your operations. Please refer to Item 303 of Regulation S-K.

27.   Please revise your filing to provide more robust explanations of the changes in your results of operations. Please refer to Item 303 of Regulation S-K.

Liquidity, page 24

28.   Please revise your disclosure, as appropriate, to include the information required by Item 303(a)(1) of Regulation S-K or advise. For example only, please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Directors, Executive Officers, Promoters and Control Persons, page 25

29.   We note your disclosure regarding your directors and executive officers. Please revise your disclosure to include the information required by Item 401(e)(1) of Regulation S-K. For example only, for each individual identified, please disclose the principal occupations and employment during the past five years, identifying the positions held by such individual and noting the year in which such individual commenced and concluded his or her service in such position.

Executive Compensation and Other Information, page 26

Executive Compensation, page 26

30.   We note your statement that the summary compensation table includes all compensation to your "principal executive officer, principal financial officer and each executive officer whose compensation exceeded $100,000 during each of the fiscal years ended March 31, 2013 and 2012." Please revise your disclosure regarding executive compensation, including the summary compensation table, to include the compensation of Man Loong's principal executive officer who was serving in that capacity during the last completed fiscal year and the two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers at the end of the last completed fiscal year. Please refer to Item 402(m)(2) of Regulation S-K. Please also include the narrative disclosure to your summary compensation table as required by Item 402(o) of Regulation S-K.

31.   We note that your summary compensation table includes footnotes (1) and (2), without any accompanying text. Please revise this disclosure as appropriate or advise.

Director Compensation, page 27

32.   We note your disclosure that Mr. Havlin "has received $5,200 for consulting services." Please revise your disclosure to clarify when Mr. Havlin received these fees, to describe the capacity in which Mr. Havlin received these fees and to discuss the services for which Mr. Havlin received these fees. We may have further comment.

Security Ownership of Certain Beneficial Owners and Management, page 27

33.   We note that your beneficial ownership table includes seven individuals, five of whom are identified elsewhere in your prospectus as your executive officers and/or directors. We also note that in the beneficial ownership table you disclose that your directors and executive officers as a group, which you indicate includes five individuals, own 50,780,000 shares or 100% of your common stock. However, on page 27 of your prospectus, we note that you indicate that the table was prepared based on 51,260,000 shares of common stock outstanding. In addition, the summation of the number of shares for the five individuals included in the table that are identified elsewhere in the prospectus as directors and/or executive officers does not equal 50,780,000 shares. Please revise your disclosure as appropriate to resolve these inconsistencies or advise. In addition, we note that the table includes footnotes (1) and (4), but the accompanying footnote text identifies footnotes (1) and (2). Please revise your disclosure as appropriate.

Selling Stockholders, page 28

34.   We note that you disclose that "[n]one of the investors . . . other than Mr. Havlin and Ms Li are affiliated with the Company." However, in the next sentence, you state that "[n]one of the selling shareholders other than Ms Li has at any time during the past three years acted as one of [y]our or Man Loong's employees, officers or directors or has had a material relationship with [you] or Man Loong." Please revise your disclosure, as appropriate, to resolve this inconsistency or advise.

Certain Relationships and Related Transactions, page 31

35.   Please ensure that you include disclosure regarding all of the transactions required by Item 404(d) of Regulation S-K. For example only, we note that you reference a related party receivable of $20,027 under the "Liquidity" section on page 24, that you have included an agency agreement with Mr. Wong Hak Yim, your director, as exhibit 10.5 to your registration statement and that your selling stockholder table on page 28 indicates that you sold shares to Mr. Havlin, your director, and Ms. Li, your Chief Financial Officer and director, during April of 2013. Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions or advise.

36.   For each transaction identified pursuant to Item 404 of Regulation S-K, please disclose the information required by Item 404(a) of Regulation S-K, as appropriate. For example only, for each transaction, please provide the name of the related person and the basis on which the person is a related person, please provide the related person's interest in the transaction and please disclose the approximate dollar value of the amount involved in the transaction.

Description of Securities, page 32

37.   We note your disclosure related to your common stock. Please revise your disclosure to include the information required by Item 202 of Regulation S-K. For example only, with regard to your common stock, please outline briefly, as appropriate, dividend rights, redemption provisions, voting rights, including any provisions specifying the vote required by security holders to take action, any classification of the board of directors and the impact of such classification where cumulative voting is permitted or required, liquidation rights, preemption rights, and any restriction on alienability. Please refer to Item 202(a) of Regulation S-K.

Where You Can Find More Information, page 33

38.   We note your disclosure regarding the SEC's Public Reference Room. Please revise your disclosure to include the proper address for the Public Reference Room. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Financial Statements of Man Loong Bullion Company Limited for the nine months ended December 31, 2012 and 2011

Notes to the Financial Statements, page F-23

7. Income Taxes, page F-33

39.   You disclose that you "had no differences between the book and tax basis of assets and liabilities which gave rise to deferred income tax assets or liabilities." Further, we note that you have recorded Commissions received in advance of $80,267. Please tell us how you determined there was no difference between the book and tax basis for this item.

Financial Statements for eBullion, Inc.

Footnotes to Financial Statements, page F-42

Note 1 – Organization and Summary of Significant Accounting Policies, page F-42

40.   Please revise your filing to disclose your fiscal year end.

Outside Back Cover Page of Prospectus

41.   Please include the disclosure required by Item 502(b) of Regulation S-K or advise.

Item 15. Recent Sales and Issuances of Unregistered Securities, page II-2

42.   We note your disclosure that you issued an aggregate of 500,000 shares of common stock pursuant to Section 4(a)(2) in March and April of 2013. However, we note that you filed a Form D related to this offering on April 29, 2013, indicating that the first sale occurred on April 5, 2013, that the offering was pursuant to Rule 506 of Regulation D and that "there was a concurrent offering to individuals residing outside of the U.S. in which $240,740 was sold." Please revise your disclosure in the registration statement to resolve these inconsistencies or advise.

Item 16. Exhibits, page II-2

43.   Please ensure that you include all of the exhibits required by Item 601 of Regulation S-K. For example only, we note that you reference two new agent agreements executed subsequent to the end of the third quarter on page 23 and that you reference confidentiality agreements that Man Loong has entered into with its employees and independent contractors on page 20. Please file these agreements as exhibits or explain why you believe you are not required to do so.

Exhibit 23.1a

44.   Please have your auditor revise their consent to reference the complete date of their report (i.e. April 12, 2013).

Exhibit 23.1b

45.   Please tell us why your auditor included a reference to their nine month review in their consent.

Item 17. Undertakings, page II-3

46.   Please revise your undertakings to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
        Hank Gracin, Esq. (Via E-mail)